GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED MAY 31, 2018 and 2017

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE TO READERS

The attached condensed consolidated interim financial statements for the nine months periods ended on May 31, 2018 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

	MAY 31	AUGUST 31,
	2018	2017

ASSETS
Current Assets
Cash	$146,093	$68,123
Accounts receivable (Note 3)	8,829	2,694
Due from related parties (Note 11)	3,911	3,911
Prepaid expenses	8,113	35,298
Total Current Assets	166,946	110,026

Non-current Assets
Value-added taxes recoverable	741	423
Exploration and evaluation assets (Notes 4 and 12)	2,555,018	2,753,687
Property and equipment (Note 5)	21,588	22,872

Total Assets	$2,744,293	$2,887,008

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$43,437	$14,853
Due to related parties (Note 11)	658,734	542,390
Employment benefit obligations	42,388	74,159
Total Liabilities	744,559	631,402

EQUITY
Share capital (Note 6)	26,044,652	26,044,652
Share-based payments reserve	3,066,151	2,986,770
Deficit	(27,111,069)	(26,775,816)
Total Equity	1,999,734	2,255,606

Total Liabilities And Equity	$2,744,293	$2,887,008

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on July 30, 2018. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months ended		Nine Months ended
	May 31		May 31
	2018	2017	2018	2017
Expenses
Amortization	$824	$938	$2,472	$1,341
Consulting (Note 11)	22,639	22,000	67,997	60,000
Foreign exchange loss (gain)	3,525	580	5,717	3,311
Investor relations	1,900	-	1,900	4,500
Management fees (Note 11)	30,000	40,000	90,000	100,000
Office and general	5,757	3,447	11,215	12,483
Professional fees	7,417	9,782	46,398	54,450
Rent and utilities	3,761	4,700	10,984	12,066
Share-based compensation (Note 6)	79,381	-	79,381	-
Transfer agent and filing fees	10,042	10,074	13,948	14,187
Travel	3,318	200	3,439	418
Wages and benefits (Note 11)	-	6,000	1,802	18,000

Comprehensive Loss For The Period	$168,564	$97,721	$335,253	$280,756

Loss Per Share – Basic and Diluted	(0,002)	(0,001)	(0.003)	(0.002)

Weighted Average Number Of Shares Outstanding – Basic and diluted	106,660,889	106,660,889	106,660,889	106,660,889

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER
	WITHOUT PAR VALUE
	SHARES	AMOUNT		COMPREHENSIVE INCOME(LOSS)	DEFICIT	TOTAL EQUITY
Balance, August 31, 2016	106,660,889	26,044,652	2,986,770	-	(26,442,141)	2,589,281

Net loss for the year	-	-	-	-	(333,675)	(333,675)
Balance, August 31, 2017	106,660,889	26,044,652	2,986,770	-	(26,775,816)	2,255,606

Share-based compensation	-	-	79,381	-	-	79,381
Net loss for the period	-	-	-	-	(335,253)	(335,253)
Balance, May 31, 2018	106,660,889	$26,044,652	$3,066,151	$-	$(27111,069)	$1,999,734

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	Nine months ended May 31,
	2018	2017

Operating Activities
Net loss for the period	$(335,253)	$(280,756)
Adjustments to reconcile loss to net cash used in operating activities:
Accrual of management fees	116,360	121,791
Amortization	2,472	1,341
Share-based compensation	79,381	-
Change in non-cash operating assets and liabilities:
VAT and other receivable	(6,453)	(1,213)
Due from related parties	(16)	(90)
Prepaid expenses	27,185	(1,282)
Accounts payable and accrued liabilities	28,584	5,866
Employment benefit obligation	(31,771)	2,771

Cash Used In Operating Activities	(119,511)	(151,572)

Investing Activities
Expenditures on mineral properties	(110,520)	(92,289)
Purchase of property and equipment	(1,188)	-
Proceeds on sale of mineral property interest	309,189	303,348
Cash Provided By Investing Activities	197,481	211,059

Increase In Cash During the Period	77,970	59,487

Cash, Beginning Of Period	68,123	57,880

Cash, End Of Period	$146,093	$117,367

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada.  The Company’s principal business activity is the acquisition and exploration of resource properties.

The Company is in the exploration stage and is in the process of evaluating its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, continues to rely on the cooperation of its related parties, and there can be no assurances that sufficient funding, including adequate financing, will be available to complete the exploration of its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

b)

Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. These consolidated financial statements have also been prepared using the accrual basis of accounting, except for cash flow information.  In the opinion of management, all adjustments (including normal recurring accruals), considered necessary for a fair presentation have been included.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (Continued)

c)

Foreign Currencies

The Company’s reporting currency and functional currency is the Canadian dollar.  The functional currency of the Mexican subsidiary is the Canadian dollar. Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars as follows:

•

Monetary items at the rate prevailing at the statement of financial position date;

•

Non-monetary items are measured at historical cost at the exchange rate in effect at the date of the transaction;

•

Revenues and expenses are translated at the exchange rate in effect at the date of the transaction; and

•

Gains or losses arising on foreign currency translation are included in the consolidated statements of operations and comprehensive loss.

d)

Significant Accounting Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The preparation of financial statements also requires management to exercise judgment in the process of applying the accounting policies.

On an on-going basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances, as the basis for its judgments and estimates.  Revisions to accounting estimates are recognized prospectively from the period in which the estimates are revised.  Actual outcomes may differ from those estimates under different assumptions and conditions.

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

Critical Accounting Estimates

Impairment

Assets, especially exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts.  The assessment of the carrying amount often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant of shares.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of a share option, volatility and dividend yield and making assumptions about them.  The assumptions and model used for estimating fair value for share-based payment transactions are disclosed in Note 9.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (Continued)

d)

Significant Accounting Judgments and Estimates (Continued)

Critical Judgments Used in Applying Accounting Policies

Determination of going concern assumption

The preparation of these consolidated financial statements requires management to make judgments regarding the applicability of going concern assumption to the Company as discussed in Note 1.

Determination of Cash Generating Units

In performing impairment assessments, assets are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these cash generating units.

Determination of functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period the new information becomes available.

Income taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (Continued)

d)

Significant Accounting Judgments and Estimates (Continued)

Decommissioning liabilities

Judgment is required to determine if there are legal or constructive obligations to incur restoration, rehabilitation and environmental costs when there is an environmental disturbance caused by exploration, development or ongoing production of an exploration and evaluation asset. When it is determined that an obligation exists, a provision is recognized. The provision for decommissioning liabilities depends on estimates of current risk-free interest rates, future restoration and reclamation expenditures and the timing of those expenditures.

3.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	May 31	August 31
	2018	2017

Sales taxes recoverable	$ 7,824	$ 1,603
Other receivable	1,005	1,091
	$ 8,829	$ 2,694

4.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 12.  Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through May 31, 2018 and August 31, 2017 are as follows:

	May 31	August 31
	2018	2017

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257	$69,257
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123	187,123
Nopalera, Flor de Trigo	78,393	78,393
Total acquisition costs	334,773	334,773
Exploration and evaluation assets (Note 12)	2,330,114	2,418,914
Total exploration and evaluation assets	$2,664,887	$2,753,687

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

4.

EXPLORATION AND EVALUATION ASSETS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

On November 5, 2015, the Company signed a definitive agreement with Fresnillo PLC (“Fresnillo”) granting Fresnillo an option over certain of the Company’s properties in the Uruachic mining camp. Under the terms of the agreement, Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000) in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling approximately US$3,000,000 over 3 years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing. As part of the US$3,000,000 in payments, approximately US$700,000 is due in regular instalments over 3 years in return for granting Fresnillo the right to perform exploration and assessment work to evaluate the properties. If at the end of the evaluation period they wish to continue with the acquisition of a 100% interest, a payment of US$2,300,000 is required. Fresnillo has the right to terminate this agreement at any time during the exploration period with no further payments required.

The Company and Comstock Metals Ltd. (“Comstock”) had previously entered into an option agreement whereby Comstock has earned a 50% undivided interest in the Corona property. On May 18, 2016 the Company, Comstock and Fresnillo signed an agreement whereby the Company is obligated to pay 50% of one seventh of certain option payments received from Fresnillo to Comstock in order to transfer Comstock’s 50% undivided interest to Fresnillo. These payments total US$200,000 and are to be made in accordance with specific instalment payments made by Fresnillo to the Company.

As at May 31, 2018 $1,382,408 in payments have been received. This includes the six required payments for the exploration rights plus reimbursement of certain exploration costs incurred by the Company. The final US$2,300,000 payment is due thirty days after November 5, 2018.

During the nine months period ended on May 31, 2018, $nil (August 31, 2017 - $2,129) in deferred expenditures related to certain mineral claims were written down. These write-downs were mainly related to the Company’s Corona/Las Trojas Property. The Company will continue to hold the claims, but they are not viewed as priorities. Management does not currently intend to conduct any exploration activities on these non-core claims in the next year.

The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years. In the event that the Company’s plans change, Fresnillo has been granted a right of first refusal over this property.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

5.

PROPERTY AND EQUIPMENT

	EQUIPMENT	VEHICLES	LAND	TOTAL
COST
Balance August 31, 2016 and 2017	$157,324	$13,771	$18,917	$190,012
Additions	1,188	-	-	1,188
Balance May 31, 2018	$158,512	$13,771	$18,917	$191,200
ACCUMULATED AMORTIZATION
Balance August 31, 2016	$149,553	$13,771	$-	$163,324
Amortization	3,816	-	-	3,816
Balance August 31, 2017	$153,369	$13,771	$-	$167,140
Amortization	2,472	-	-	2,472
Balance May 31, 2018	$155,841	$13,771	$-	$169,612
CARRYING AMOUNTS
As at August 31, 2017	$3,955	$-	$18,917	$22,872
As at May 31, 2018	$2,671	$-	$18,917	$21,588

6.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at May 31, 2018 and August 31, 2017, the Company had 106,660,889 common shares issued and fully paid.

Warrants

As at May 31, 2018 and August 31, 2017, there are no outstanding share purchase warrants.

Stock Options

The Company has a 10% rolling stock option plan for its directors, officers, employees and consultants to acquire common shares of the Company at a price determined with reference to the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant. Options and are exercisable for a period of up to 5 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

6.

SHARE CAPITAL AND RESERVES (Continued)

Stock Options (Continued)

During the year ended August 31, 2016 the company granted 3,400,000 stock options to consultants and Directors of the Company at an exercise price of $0.085 per share, expiring on July 11, 2021. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk free interest rate of 1.16%, volatility factor of 125.90% and an expected life of five years.

On March 5, 2018 the company granted 2,550,000 stock options to consultants and Directors of the Company at an exercise price of $0.10 per share, expiring on March 4, 2023. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk free interest rate of 1.14%, volatility factor of 129.24% and an expected life of five years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2016	3,400,000	$ 0.085
Balance, August 31, 2017	3,400,000	$ 0,085
Granted	2,550,000	0.100
Balance, May 31, 2018	5,950,000	$ 0.091

The weighted average remaining contractual life of the options outstanding at May 31, 2018 was 3.82 years (August 31, 2017 –3.86 years).

Nature and Purpose of Reserves

The reserves recorded in equity on the Company’s statements of financial position is comprised of “Share-based Payments Reserve” and is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

7.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of May 31, 2018, the Company had a total of 5,950,000 (August 31, 2017 - 3,400,000l) stock options outstanding.  As of May 31, 2018, there are no share purchase warrants outstanding.  Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

8.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All mineral option proceeds are attributable to the Mexican mineral properties. Net loss and assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

May 31, 2018

Current assets	$92,122	$74,824	$166,946
Property and equipment	$1,086	$20,502	$21,588
Exploration and evaluation assets	$-	$2,555,018	$2,555,018
Value-added taxes recoverable	$-	$741	$741
Total assets	$93,208	$2,651,085	$2,744,293
Accounts payable and accrued liabilities	$16,967	$22,883	$39,850
Employment benefit obligations	$-	$42,388	$42,388
Net loss for the year	$322,161	$13,092	$335,253

August 31, 2017

Current assets	$47,599	$62,427	$110,026
Property and equipment	$71	$22,801	$22,872
Exploration and evaluation assets	$-	$2,753,687	$2753,687
Value-added taxes recoverable	$-	$423	$423
Total assets	$47,670	$2,839,338	$2,887,008
Accounts payable and accrued liabilities	$7,139	$3,822	$10,961
Employment benefit obligations	$-	$74,159	$74,159
Net loss for the year	$320,117	$13,558	$333,675

9.

FINANCIAL INSTRUMENTS

As at May 31, 2018 and August 31, 2017, the carrying value of the Company’s financial instruments approximates their fair value. Cash is recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

		May 31		AUGUST 31
		2018		2017
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Fair value through profit or loss
Cash	1	$146,093	$146,093	$68,123	$68,123
Loans and receivables
Accounts receivable	2	$8,829	$8,829	$2,694	$2,694
Due from related parties	2	$3,911	$3,911	$3,911	$3,911
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$43,437	$43,437	$14,853	$14,853
Due to related parties	2	$658,734	$658,734	$542,390	$542,390

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS (Continued)

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the period end May 31, 2018 and the years ended August 31, 2017.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial assets are summarized below:

	MAY 31, 2018	AUGUST 31, 2017

Cash	$146,093	$68,123
Accounts receivable	$8,829	$2,694
Due from related parties	$3,911	$3,911

The credit risk of accounts receivable securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.

As of May 31, 2018, the Company does not have sufficient cash and highly liquid investments on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $146,093 (August 31, 2017 - $68,123) and total liabilities of $744,559 (August 31, 2017 - $631,402). Accounts payable and accrued liabilities and due to related parties of $702,171 (August 31, 2017  - $557,243) are due within three months. Management has assessed liquidity risk as high. (Note 1)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS (Continued)

Foreign Currency Risk (Continued)

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	MAY 31, 2018	AUGUST 31, 2017
U.S. Dollars
Financial liabilities	$4,000	$4,000
Mexican Pesos
Financial assets	$1,043,955	$399,603
Financial liabilities	$438,943	$137,996

Based on the above net exposures as at May 31, 2018, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $3,900 (August 31, 2017 - $1,800) in loss from operations.  Based on the above net exposures as at May 31, 2018, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $400 (August 31, 2017 - $400) in loss from operations.

Interest Rate Risk

As at May 31, 2018 the Company has no significant exposure to interest rate risk through its financial instruments.

Other Risks

The Company's operations are in northern Mexico and are subject to various levels of political, economic and other risks and uncertainties unique to Mexico. These risks and uncertainties may include: extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company may have to comply with multiple and potentially conflicting regulations in Canada and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.  Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency controls or restrictions, currency remittance, income and other taxes, expropriation of property, foreign  investment, maintenance of claims, environmental legislation, land  use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

10.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential and provided it has adequate financial resources to do so.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND 2017

(Expressed in Canadian Dollars)

(Unaudited)

10.

CAPITAL DISCLOSURES (Continued)

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. (Note 1)

The Company considers the items included on the statement of financial position in equity as capital.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

11.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	Nine month ended May 31
	2018	2017

Golden Goliath Resources Ltd.
Management fees	$90,000	$90,000
Consulting fees	54,000	54,000
Minera Delta S.A. de C.V.
Consulting fees and wages and benefits	18,000	18,000
Total	$162,000	$162,000

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $3,911 (August 31, 2017 - $3,911) due from companies controlled by common directors.

b)

Due to related parties consists of $658,734 (August 31, 2017 - $542,390) due to directors and company controlled by common director.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2018 AND THE YEAR ENDED AUGUST 31, 2017

(Expressed in Canadian Dollars)

(Unaudited)

12.  EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total

Balance, August 31, 2016	$ 27,060	$ --	$ --	$ 1,771,673	$ 807,313	$ --	$ --	$ 2,606,046

Incurred during the year
Assaying	4,556	--	--	--	--	--	--	4,556
Property taxes and passage rights	23,839	10,726	51,777	10,068	26,313	28,664	1,175	152,561
Salaries	1,077	--	--	--	--	--	--	1,077
Facilities and other	32,549	--	--	--	--	--	151	32,700
Option payment received	(15,567)	(10,726)	(51,777)	(170,533)	(99,434)	(26,856)	(1,004)	(375,897)
Write down	--	--	--	--	--	(1,808)	(321)	(2,129)
Balance, August 31, 2017	73,514	--	--	1,611,208	734,192	--	--	2,418,914

Incurred during the period
Geology and mapping	2,161	--	--	--	--	--	--	2,161
Property taxes and passage rights	12,576	5,613	26,465	5,896	13,769	15,000	1,362	80,681
Salaries	137	--	--	--	--	--	--	137
Road and construction site	3,481	--	--	--	--	--	--	3,481
Facilities and other	23,836	--	--	--	--	224	--	24,060
Option payment received	(1,041)	(717)	(3,381)	(206,600)	(95,559)	(1,824)	(67)	(309,189)
Balance, May 31, 2018	$ 114,664	$ 4,896	$ 23,084	$ 1,410,504	$ 652,402	$ 13,400	$ 1,295	$ 2,220,245